JACKSON®

JNL® SERIES TRUST

1 Corporate Way
Lansing, MI 48951
517/381-5500

December 11, 2020

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 174 to the Registration Statement under the Securities Act of 1933, as amended and Amendment No. 175 under the Investment Company Act of 1940, as amended for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.  This Amendment is being filed to reflect the following changes effective April 26, 2021:

1)	To add the following new master funds and respective Investment Sub-Advisers:

-JNL Mid Cap Index Fund (Existing Sub-Adviser: Mellon Investments Corporation)
-JNL Small Cap Index Fund (Existing Sub-Adviser: Mellon Investments Corporation)
-JNL Bond Index Fund (Existing Sub-Adviser: Mellon Investments Corporation)
-JNL International Index Fund (Existing Sub-Adviser: Mellon Investments Corporation)
-JNL Emerging Markets Index Fund (Existing Sub-Adviser: Mellon Investments Corporation)

2)
To add new sub-advised funds and respective Investment Sub-Advisers:
-JNL U.S. Large Cap Index Fund (Existing Sub-Adviser: Mellon Investments Corporation)
-JNL/Baillie Gifford U.S. Equity Growth Fund (New Sub-Adviser: Baillie Gifford Overseas Limited)
-JNL/American Funds Bond Fund of America Fund (Existing Adviser: Jackson National Asset Management, LLC)
-JNL/Morningstar PitchBook Listed Private Equity Index Fund (Existing Sub-Adviser: Mellon Investments Corporation)

3)	To change fund names as follows: -JNL/First State Global Infrastructure Fund to JNL/First Sentier Global Infrastructure Fund -JNL/JPMorgan Growth & Income Fund to JNL/JPMorgan U.S. Value Fund
4)
To merge the JNL/Goldman Sachs Competitive Advantage Fund, JNL/Goldman Sachs Dividend Income & Growth Fund, JNL/Goldman Sachs Intrinsic Value Fund, and JNL/Goldman Sachs Total Yield Fund into the JNL/Mellon U.S. Stock Market Index Fund.

5)
To merge the JNL/Goldman Sachs International 5 Fund, JNL/RAFI® Fundamental Asia Developed Fund, JNL/RAFI® Fundamental Europe Fund, and JNL/Vanguard International Stock Market Index Fund into the JNL/Mellon International Index Fund.

6)	To merge the JNL/Vanguard Global Bond Market Index Fund into the JNL/Mellon Bond Index Fund.
7)	To merge the JNL/Vanguard Small Company Growth Fund into the JNL Multi-Manager Small Cap Growth Fund.
8)	To merge the JNL/DFA Growth Allocation Fund and JNL/Mellon Index 5 Fund into to JNL/Vanguard Growth ETF Allocation Fund.
9)	To merge the JNL/DFA Moderate Growth Allocation Fund into the JNL/Vanguard Moderate Growth ETF Allocation Fund.
10)	To merge the JNL/Boston Partners Global Long Short Equity Fund into the JNL Multi-Manager Alternative Fund.
11)	To merge the JNL/AQR Managed Futures Strategy Fund into the JNL Moderate Growth Allocation Fund.
12)	To merge the JNL/AQR Large Cap Relaxed Constraint Equity Fund into the JNL/AQR Large Cap Defensive Style Fund.
13)	To merge the JNL/Franklin Templeton International Small Cap Fund into the JNL Multi-Manager International Small Cap Fund.
14)	To merge the JNL/PPM America Small Cap Value Fund into the JNL Multi-Manager Small Cap Value Fund.
15)	To merge the JNL/Vanguard Capital Growth Fund into the JNL/T. Rowe Price Established Growth Fund.
16)
To add new Sub-Advisers to certain JNL Multi-Manager Funds as follows:
-Existing Sub-Adviser: Kayne Anderson Rudnick Investment Management, LLC to the JNL Multi-Manager Alternative Fund
-New Sub-Adviser: Baillie Gifford Overseas Limited to JNL Multi-Manager International Small Cap Fund
-New Sub-Adviser: River Road Asset Management, LLC to JNL Multi-Manager Small Cap Value Fund

17)
To change the Investment Sub-Adviser for the JNL/Invesco Global Real Estate Fund to the existing Investment Sub-Adviser: Wellington Management Company LLP and to change the fund name to the JNL/WMC Global Real Estate Fund.

18)
To change the investment strategy and Investment Sub-Adviser for the JNL/Vanguard U.S. Stock Market Index Fund to the existing Investment Sub-Adviser: Mellon Investments Corporation and to change the fund name to the JNL/Mellon U.S. Stock Market Index Fund.

19)	To change the investment strategy for the JNL/Goldman Sachs 4 Fund and add existing Investment Sub-Advisers: Goldman Sachs Asset Management, L.P. and Mellon Investments Corporation.
20)
To change the investment strategy and Investment Sub-Adviser for the JNL/Vanguard Equity Income Fund to existing Investment Sub-Adviser: Wellington Management Company LLP and to change the fund name to the JNL/WMC Equity Income Fund.

21)
To change the investment strategy and Investment Sub-Adviser for the JNL/Vanguard International Fund to new Investment Sub-Adviser: Baillie Gifford Overseas Limited and to change the fund name to the JNL/Baillie Gifford International Growth Fund.

22)	To convert the following existing funds to feeder funds: -JNL/Mellon S&P 400 MidCap Index Fund -JNL/Mellon Small Cap Index Fund -JNL/Mellon Bond Index Fund
23)
To convert the following existing funds to feeder funds, change the investment objective, and change the underlying index to a Morningstar Index:
-JNL/Mellon International Index Fund
-JNL/Mellon Emerging Markets Index Fund

24)
To change the investment objective and current primary benchmark to Morningstar Developed Markets Target Market Exposure Index for the JNL/Mellon MSCI World Index Fund and to change the fund name to the JNL/Mellon World Index Fund.

25)
To change the current primary benchmark to an applicable Morningstar Index for the following funds:
-JNL/Mellon Communication Services Sector Fund
-JNL/Mellon Consumer Discretionary Sector Fund
-JNL/Mellon Consumer Staples Sector Fund
-JNL/Mellon Energy Sector Fund
-JNL/Mellon Financial Sector Fund
-JNL/Mellon Healthcare Sector Fund
-JNL/Mellon Industrials Sector Fund
-JNL/Mellon Information Technology Sector Fund
-JNL/Mellon Materials Sector Fund
-JNL/Mellon Real Estate Sector Fund
-JNL/Mellon Utilities Sector Fund

26)	To reflect other changes.

If you have any questions, please contact me at 312-730-9730.

Sincerely,

/s/ Emily J. Bennett

Emily J. Bennett
Assistant Secretary

encs.